UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
    - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☑ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Politech AI Inc

Legal status of issuer

>*Form*
>Corporation

>*Jurisdiction of Incorporation/Organization*
>Delaware

>*Date of organization*
>November 27, 2024

Physical address of issuer
1150 NW 72nd Ave , Tower 1 Set 455 #14696, Miami, FL 33126

Current number of employees
6

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	831,132.00	-
Cash & Cash Equivalents	831,132.00	-
Accounts Receivable	0.00	-
Short-term Debt	53,467.00	-
Long-term Debt	0.00	-
Revenues/Sales	0.00	-
Cost of Goods Sold	0.00	-
Taxes Paid	0.00	-
Net Income	-502,232.00	-

<p style="text-align:center">**May 27, 2026**</p>

<p style="text-align:center">**FORM C-AR**</p>

<p style="text-align:center">**Politech AI Inc**</p>



This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by Politech AI Inc, a Delaware Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at www.politech.ai no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is May 27, 2026.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking

statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.
Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Politech AI Inc (the "Company") is a Delaware Corporation, formed on November 27, 2024.

The Company is located at 1150 NW 72nd Ave , Tower 1 Set 455 #14696, Miami, FL 33126.

The Company's website is www.politech.ai.

The information available on or through our website is not a part of this Form C-AR.

The Business

The Issuer uses AI and big data to find and impact consumers. The Issuer was originally formed as a Florida limited liability company under the name Politech AI LLC on January 22, 2024. The Issuer later converted to a Delaware corporation on November 27, 2024. The Issuer conducts business in Delaware and sells products and services through the internet throughout the United States.

RISK FACTORS

Risks Related to the Company's Business and Industry

Risks Related to the Issuer's Business and Industry
We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects

must be considered in light of the risks that any new company encounters.

The Issuer is still in an early phase and we are just beginning to implement our business plan. There can be no

assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the

problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Issuer

may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises and geopolitical events, including without limitation, COVID-19 can have a significant effect on our

business operations and revenue projections.

A significant outbreak of contagious diseases, such as COVID-19, in the human population could result in a

widespread health crisis. Additionally, geopolitical events, such as wars or conflicts, could result in global disruptions

to supplies, political uncertainty and displacement. Each of these crises could adversely affect the economies and

financial markets of many countries, including the United States where we principally operate, resulting in an

economic downturn that could reduce the demand for our products and services and impair our business prospects,

including as a result of being unable to raise additional capital on acceptable terms, if at all.

The amount of capital the Issuer is attempting to raise in this Offering may not be enough to sustain the Issuer's

current business plan.

In order to achieve the Issuer's near and long-term goals, the Issuer may need to procure funds in addition to the

amount raised in the Offering. There is no guarantee the Issuer will be able to raise such funds on acceptable terms or

at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our

continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all

or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues

from sales, as well as the inherent business risks associated with our Issuer and present and future market conditions.

Our business currently does not generate any sales and future sources of revenue may not be sufficient to meet our

future capital requirements. We will require additional funds to execute our business strategy and conduct our

operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or

more of our research, development or commercialization programs, product launches or marketing efforts, any of

which may materially harm our business, financial condition and results of operations.

We may not have enough authorized capital stock to issue shares of common stock to investors upon the conversion

of any security convertible into shares of our common stock, including the Securities.

Unless we increase our authorized capital stock, we may not have enough authorized common stock to be able to

obtain funding by issuing shares of our common stock or securities convertible into shares of our common stock. We

may also not have enough authorized capital stock to issue shares of common stock to investors upon the conversion

of any security convertible into shares of our common stock, including the Securities.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and

uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In

developing and marketing new lines of business and/or new products and services, we may invest significant time and

resources. Initial timetables for the introduction and development of new lines of business and/or new products or

services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in

introducing new products and services in response to industry trends or developments in technology, or those new

products may not achieve market acceptance. As a result, we could lose business, be forced to price products and

services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business,

financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our

operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors

do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer

requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely

impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or

from whom we acquire such items, do not provide components which meet required specifications and perform to our

and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other

events beyond their control and may be subject to additional risks such as financial problems that limit their ability to

conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one

or two contractors or suppliers for a particular component. Our products may utilize custom components available

from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for

any number of reasons, including if those suppliers decide to concentrate on the production of common components

instead of components customized to meet our requirements. The supply of components for a new or existing product

could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us

adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Issuer relies on certain intellectual property rights to operate its business. The Issuer's intellectual property rights

may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the

steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged,

invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not

highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer

has a dominant intellectual property position or for other business reasons, or countries may require compulsory

licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey

competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized

use of such property, could adversely impact our competitive position and results of operations. We also rely on

nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade

secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade

secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that

others will not independently develop substantially equivalent proprietary information or that third parties will not

otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our

intellectual property will become increasingly important. The protective steps we have taken may be inadequate to

deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may

be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert

claims against us with or without provocation. These lawsuits could be expensive, take significant time and could

divert management's attention from other business concerns. The law relating to the scope and validity of claims in

the technology field in which we operate is still evolving and, consequently, intellectual property positions in our

industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the

damages or other remedies awarded, if any, would be commercially valuable.

The Issuer's success depends on the experience and skill of the board of directors, its executive officers and key

employees.

We are dependent on our board of directors, executive officers and key employees. These persons may not devote

their full time and attention to the matters of the Issuer. The loss of our board of directors, executive officers and key

employees could harm the Issuer's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Issuer does not have any key person life insurance policies on

any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however,

the Issuer has not purchased any insurance policies with respect to those individuals in the event of their death or

disability. Therefore, if any of these personnel die or become disabled, the Issuer will not receive any compensation

to assist with such person's absence. The loss of such person could negatively affect the Issuer and our operations.

We have no way to guarantee key personnel will stay with the Issuer, as many states do not enforce non-competition

agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be

critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could

significantly reduce its value and damage our business. We may be adversely affected by any negative publicity,

regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar

devices, including blogs, social media websites and other forms of internet-based communications that provide

individuals with access to a broad audience of consumers and other interested persons. The availability of information

on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests

or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate

and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store

various proprietary information and sensitive/confidential data relating to our operations. These attacks may include

sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our

products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that

are difficult to identify because they are not included in the signature set of commercially available antivirus scanning

programs. Experienced computer programmers and hackers may be able to penetrate our network security and

misappropriate or compromise our confidential information or that of our customers or other third-parties, create

system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or

procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that

could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure

of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions,

computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could

cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our

business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and

debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various

information technology systems that we maintain and in those maintained by third parties with whom we contract to

provide services. The integrity and protection of that data is critical to us. The information, security and privacy

requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy

these changing requirements and customer and employee expectations, or may require significant additional

investments or time in order to do so. A breach in the security of our information technology systems or those of our

service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies

and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other

proprietary data or other breach of our information technology systems could result in fines, legal claims or

proceedings.

The use of Individually identifiable data by our business, our business associates and third parties is regulated at

the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could

adversely affect our business, including causing our business model to no longer be viable. Costs associated with

information security – such as investment in technology, the costs of compliance with consumer protection laws and

costs resulting from consumer fraud – could cause our business and results of operations to suffer materially.

Additionally, the success of our online operations depends upon the secure transmission of confidential information

over public networks, including the use of cashless payments. The intentional or negligent actions of employees,

business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain

access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer

capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our

customer transaction processing capabilities and personal data. If any such compromise of our security or the security

of information residing with our business associates or third parties were to occur, it could have a material adverse

effect on our reputation, operating results and financial condition. Any compromise of our data security may materially

increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Issuer is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of

public companies.

The Issuer may not have the internal control infrastructure that would meet the standards of a public company,

including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) issuer, the Issuer is

currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures

reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant

deficiencies or material weaknesses in the quality of the Issuer's financial and disclosure controls and procedures. If

it were necessary to implement such financial and disclosure controls and procedures, the cost to the Issuer of such

compliance could be substantial and could have a material adverse effect on the Issuer's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or

local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing

requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor,

wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect

these costs to increase going forward. The violation of these or future requirements or laws and regulations could

result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order

against the subject operations or even revocation or suspension of our license to operate the subject business. As a

result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with

these requirements and laws and regulations.

We are not currently registered to conduct business in the State of Florida.

Although our primary business address is in Florida, we have not filed an Application by Foreign Corporation for

Authorization to Transact Business in Florida with the Florida Department of State. Thus, to the extent we are required

to file such application, we may be, or may become, subject to penalties, fees, fines or taxes for any business operations

transacted in Florida without the required filings. The cost to the Issuer for such compliance could be substantial and

could have a material adverse effect on the Issuer's results of operations, and, as a result, could impair the value of

the Issuer and the Securities.

We may not be able to respond successfully to consumer trends related to our products and services.

Consumer trends with respect to the products and services we sell are subject to change. Consumer preferences may

change due to a variety of other factors, including changes in social trends, consumption patterns and channel

preferences, pricing, quality, negative publicity resulting from regulatory action or litigation against companies in the

industry, or a downturn in economic conditions. Consumer preferences are also influenced by the perception of our

brand image or the brand images of our products and services, the success of our advertising and marketing campaigns,

and the perception of our use of social media, including our ability to engage with consumers on their preferred social

media platform. Any of these changes may reduce consumer demand for our products or services.

There can be no assurance that we will be able to develop, market, sell, and distribute additional products and services

that will foster brand name recognition, realize market acceptance, and retain customers. We may fail to appropriately10

target our marketing efforts, anticipate consumer preferences, or invest sufficiently in maintaining, extending, and

expanding our brand image, or develop or be a "fast follower" of innovative products that respond to consumer trends.

In addition, some of our competitors may be able to use their resources and scale to rapidly respond to competitive

pressures and changes in consumer trends by introducing new products and services or increasing promotional

activities, while smaller companies may be more innovative, better able to bring new products and services to market,

and better able to quickly exploit and serve niche markets.

Challenges properly managing the use of artificial intelligence could result in reputational harm, competitive

harm, and legal liability.

We integrate AI technologies into our services. Competitors or other third parties may incorporate AI into their

services more quickly or more successfully than us, which could impair our ability to compete effectively and

adversely affect our results of operations. Additionally, AI algorithms and training methodologies may be flawed. If

the content or recommendations that AI applications assist in producing are or are alleged to be deficient, inaccurate,

offensive, biased, or otherwise improper or harmful, we may face reputational consequences or legal liability, and our

business, financial condition, and results of operations may be adversely affected. Furthermore, the use of AI has been

known to result in, and may in the future result in, cybersecurity incidents that implicate the personal data of end users

of AI-enhanced services. Any such cybersecurity incidents related to our use of AI could adversely affect our

reputation and results of operations. AI also presents emerging ethical issues, and if our use of AI becomes

controversial, we may experience reputational harm, competitive harm, or legal liability. The rapid evolution of AI

will require the dedication of significant resources to develop, test, and maintain AI technologies, including to further

implement AI ethically in order to minimize unintended harmful impact. While we will aim to deploy AI responsibly

and attempt to identify and mitigate ethical and legal issues presented by its use, we may be unsuccessful in identifying

or resolving issues before they arise.

The legal and regulatory landscape surrounding generative AI technologies is rapidly evolving and uncertain,

including in the areas of intellectual property, discrimination, cybersecurity, and privacy and data protection.

Compliance with existing, new, and changing laws, regulations, and industry standards relating to AI may limit some

uses of AI, impose significant operational costs, and limit our ability to develop, deploy, or use AI technologies.

Furthermore, the integration of AI technologies into our products and services may result in new or enhanced

governmental or regulatory scrutiny. Failure to appropriately respond to this evolving landscape may result in legal

liability, regulatory action, or reputational harm.

The industries we serve can be volatile and difficult to predict.

We are a supplier to the global semiconductor and display and related industries, which historically have been cyclical

and are subject to volatility in customer demand. Factors that impact demand for our products and services include

technology inflections and advances in fabrication processes, new and emerging technologies and market drivers, such

as demand for high-bandwidth memory and other forms of advanced packaging and technologies related to artificial

intelligence and data center computing, production capacity relative to demand for semiconductor chips and electronic

devices, end-user demand, customers' capacity utilization, production volumes, access to affordable capital, business

and consumer buying patterns and general economic and political conditions. Artificial intelligence is evolving rapidly

and is a relatively new demand driver for semiconductors and semiconductor equipment, and it is difficult to accurately

forecast such demand. Changes in demand can affect the timing and amounts of customer investments in technology

and manufacturing equipment and can significantly impact our operating results. The amount and mix of our

customers' capital equipment spending between different products and technologies can also significantly impact our

operating results.

To meet rapidly changing demand, we must accurately forecast demand and effectively manage our resources,

investments, production capacity, supply chain, workforce, inventory, and other components of our business. We may

incur unexpected or additional costs to align our business operations with changes in demand. If we do not effectively

manage these challenges, our business performance and operating results may be adversely impacted. Even with

effective allocation of resources and management of costs, our gross and operating margins, cash flows and earnings

may be adversely impacted during periods of changing demand.

We may be subject to risks associated with artificial intelligence.

Recent technological advances in AI may pose risks to us. Our use of AI could give rise to legal or regulatory action,

create liabilities, or materially harm our business. While we aim to develop and use AI responsibly and attempt to

mitigate ethical and legal issues presented by its use, we may ultimately be unsuccessful in identifying or resolving

issues before they arise. Further, as the technology is rapidly evolving, costs and obligations could be imposed on us

to comply with new regulations.

We also could be exposed to the risks of AI if third-party service providers or any counterparties, whether or not

known to us, also use AI in their business activities. We will not be in a position to control the use of such technology

in third-party products or services. Use by third-party service providers could give rise to issues pertaining to data

privacy, data protection, and intellectual property considerations.

Risks Related to the Offering

State and federal securities laws are complex, and the Issuer could potentially be found to have not complied with

all relevant state and federal securities law in prior offerings of securities.

The Issuer has conducted previous offerings of securities and may not have complied with all relevant state and federal

securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Issuer may have

violated state or federal securities laws, any such violation could result in the Issuer being required to offer rescission

rights to investors in such offering. If such investors exercised their rescission rights, the Issuer would have to pay to

such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any

such purchase. No assurances can be given the Issuer will, if it is required to offer such investors a rescission right,

have sufficient funds to pay the prior investors the amounts required or that proceeds from this Offering would not be

used to pay such amounts.

In addition, if the Issuer violated federal or state securities laws in connection with a prior offering and/or sale of its

securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Issuer

which, among other things, could result in the Issuer having to pay substantial fines and be prohibited from selling

securities in the future.

The Issuer could potentially be found to have not complied with securities law in connection with this Offering

related to a Reservation Campaign (also known as "Testing the Waters").

Prior to filing this Form C, the Issuer engaged in a Reservation Campaign (also known as "testing the waters")

permitted under Regulation Crowdfunding (17 CFR 227.206), which allows issuers to communicate to determine

whether there is interest in the offering. All communication sent is deemed to be an offer of securities for purposes of

the antifraud provisions of federal securities laws. Any Investor who expressed interest prior to the date of this Offering

should read this Form C thoroughly and rely only on the information provided herein and not on any statement made

prior to the Offering. The communications sent to Investors prior to the Offering are attached as Exhibit F. Some of

these communications may not have included proper disclaimers required for a Reservation Campaign.

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the

Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's

EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S.

Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this

Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the

Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits

available in registered offerings, which may include access to quarterly and annual financial statements that have been

audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness

of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Issuer's management may have broad discretion in how the Issuer uses the net proceeds of the Offering.

Unless the Issuer has agreed to a specific use of the proceeds from the Offering, the Issuer's management will have

considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your

investment decision, to assess whether the proceeds are being used appropriately.

The Intermediary Fees paid by the Issuer are subject to change depending on the success of the Offering.

At the conclusion of the Offering, the Issuer shall pay the Intermediary a cash fee equal to the greater of (A) fifteen

thousand dollars ($15,000.00) or (B) the amount determined pursuant to the following schedule: (1) zero percent (0%)

of any amounts raised up to $100,000.00 and (2) six percent (6%) of any amounts raised exceeding $100,000.01 but

not exceeding $5,000,000.00. The Issuer has paid the Intermediary a non-refundable fee of seven thousand five

hundred dollars ($7,500.00) related to certain onboarding expenses. The compensation paid by the Issuer to the

Intermediary may impact how the Issuer uses the net proceeds of the Offering.

The Issuer has the right to limit individual Investor commitment amounts based on the Issuer's determination of

an Investor's sophistication.

The Issuer may prevent any Investor from committing more than a certain amount in this Offering based on the Issuer's

determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your

desired investment amount may be limited or lowered based solely on the Issuer's determination and not in line with

relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger

allocations of the Offering based solely on the Issuer's determination.

The Issuer has the right to extend the Offering Deadline.

The Issuer may extend the Offering Deadline beyond what is currently stated herein. This means that your investment

may continue to be held in escrow while the Issuer attempts to raise the Target Offering Amount even after the Offering

Deadline stated herein is reached. While you have the right to cancel your investment in the event the Issuer extends

the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest

during this time and will simply be held until such time as the new Offering Deadline is reached without the Issuer

receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the

Issuer receives the Target Offering Amount, at which time it will be released to the Issuer to be used as set forth herein.

Upon or shortly after the release of such funds to the Issuer, the Securities will be issued and distributed to you.

The Issuer may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Issuer can end the

Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your

failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering –

it also means the Issuer may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Issuer has the right to conduct multiple closings during the Offering.

If the Issuer meets certain terms and conditions, an intermediate close (also known as a rolling close) of the Offering

can occur, which will allow the Issuer to draw down on seventy percent (70%) of Investor proceeds committed and

captured in the Offering during the relevant period. The Issuer may choose to continue the Offering thereafter.

Investors should be mindful that this means they can make multiple investment commitments in the Offering, which

may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change

occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have

the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Risks Related to the Securities

Investors will not have voting rights, even upon conversion of the Securities and will grant a third-party nominee

broad power and authority to act on their behalf.

In connection with investing in this Offering to purchase a SAFE (Simple Agreement for Future Equity), Investors

will designate the Lead (as defined above) to act on behalf as proxy on behalf of Investors in respects to instructions

related to the Securities. The Lead will be entitled, among other things, to exercise any voting rights (if any) conferred

upon the holder of the Securities or any securities acquired upon their conversion, and to execute on behalf of an

investor all transaction documents related to the transaction or other corporate event causing the conversion of the

Securities. Thus, by participating in the Offering, investors will grant broad discretion to a third party (the Lead and

its agents) to take various actions on their behalf, and investors will essentially not be able to vote upon matters related

to the governance and affairs of the Issuer nor take or effect actions that might otherwise be available to holders of the

Securities and any securities acquired upon their conversion. Investors should not participate in the Offering unless

he, she or it is willing to waive or assign certain rights that might otherwise be afforded to a holder of the Securities

to the Lead and grant broad authority to the Lead to take certain actions on behalf of the investor.

The Custodian shall serve as the legal title holder of the Securities. Investors will only obtain a beneficial ownership

in the Securities.

The Issuer and the Investor shall appoint and authorize the qualified third-party Custodian for the benefit of the

Investor, to hold the SAFE and any securities that may be issued upon conversion thereof in registered form in the

Custodian's name or the name of the Custodian's nominees for the benefit of the Investor and Investor's permitted

assigns. The Custodian may take direction from the Lead who will act on behalf of the Investors, and the Custodian

may be permitted to rely on the Lead's instructions related to the Securities. Investors may never become an equity

holder, merely a beneficial owner of an equity interest.

The Securities will not be freely tradable under the Securities Act until one year from when the securities are issued.

Although the Securities may be tradable under federal securities law, state securities regulations may apply, and

each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public

market for the Securities. Because the Securities have not been registered under the Securities Act or under the

securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the

United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under

the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also

adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware

of the long-term nature of their investment in the Issuer. Each Investor in this Offering will be required to represent

that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or

distribution thereof. If a transfer, resale, assignment or distribution of the Security should occur prior to the conversion

of the Security or after, if the Security is still held by the original purchaser directly, the transferee, purchaser, assignee

or distribute, as relevant, will be required to sign a new Omnibus Nominee Trust Agreement (attached as Exhibit D).

Additionally, Investors will only have a beneficial interest in the Securities, not legal ownership, which may make

their resale more difficult as it will require coordination with the Custodian

Investors will not become equity holders until the Issuer decides to convert the Securities or until there is a change

of control or sale of substantially all of the Issuer's assets. The Investor may never directly hold equity in the Issuer.

Investors will not have an ownership claim to the Issuer or to any of its assets or revenues for an indefinite amount of

time and depending on when and how the Securities are converted, the Investors may never become equity holders of

the Issuer. Investors will not become equity holders of the Issuer unless the Issuer receives a future round of financing

great enough to trigger a conversion and the Issuer elects to convert the Securities. The Issuer is under no obligation

to convert the Securities. In certain instances, such as a sale of the Issuer or substantially all of its assets, an initial

public offering or a dissolution or bankruptcy, the Investors may only have a right to receive cash, to the extent

available, rather than equity in the Issuer.

Investors will not have voting rights, even upon conversion of the Securities.

Investors will not have the right to vote upon matters of the Issuer even if and when their Securities are converted (the

occurrence of which cannot be guaranteed). Under the terms of the Securities, a third-party designated by the Issuer

will exercise voting control over the Securities. Upon conversion, the Securities will continue to be voted in line with

the designee identified or pursuant to a voting agreement related to the equity securities the Security is converted into.

For example, if the Securities are converted in connection with an offering of Series B Preferred Stock, Investors

would directly or beneficially receive securities in the form of shares of Series B-CF Preferred Stock and such shares

would be required to be subject to the terms of the Securities that allows a designee to vote their shares of Series B-

CF Preferred Stock consistent with the terms of the Security. Thus, Investors will essentially never be able to vote

upon any matters of the Issuer unless otherwise provided for by the Issuer.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Issuer or to receive financial or other

information from the Issuer, other than as required by law. Other security holders of the Issuer may have such rights.

Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally,

there are numerous methods by which the Issuer can terminate annual report obligations, resulting in no information

rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a

disadvantage in general and with respect to other security holders, including certain security holders who have rights

to periodic financial statements and updates from the Issuer such as quarterly unaudited financials, annual projections

and budgets, and monthly progress reports, among other things.

Investors will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which

Investors will be able to demand repayment of their investment. The Issuer has ultimate discretion as to whether or

not to convert the Securities upon a future equity financing and Investors have no right to demand such conversion.

Only in limited circumstances, such as a liquidity event, may Investors demand payment and even then, such payments

will be limited to the amount of cash available to the Issuer.

The Issuer may never elect to convert the Securities or undergo a liquidity event and Investors may have to hold

the Securities indefinitely.

The Issuer may never conduct a future equity financing or elect to convert the Securities if such future equity financing

does occur. In addition, the Issuer may never undergo a liquidity event such as a sale of the Issuer or an initial public

offering. If neither the conversion of the Securities nor a liquidity event occurs, Investors could be left holding the

Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no

secondary market on which to sell them. If a transfer, resale, assignment or distribution of the Security should occur

prior to the conversion of the Security or after, if the Security is still held by the original purchaser directly, the

transferee, purchaser, assignee or distributee, as relevant, will be required to sign a new Omnibus Nominee Trust

Agreement (as defined in the Security).The Securities are not equity interests, have no ownership rights, have no rights

to the Issuer's assets or profits and have no voting rights or ability to direct the Issuer or its actions.

Any equity securities acquired upon conversion of the Securities may be significantly diluted as a consequence of

subsequent equity financings.

The Issuer's equity securities will be subject to dilution. The Issuer intends to issue additional equity to employees

and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity

securities resulting from the conversion of the Securities will be subject to dilution in an unpredictable amount. Such

dilution may reduce the Investor's control and economic interests in the Issuer.

The amount of additional financing needed by the Issuer will depend upon several contingencies not foreseen at the

time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities)

will be intended to provide the Issuer with enough capital to reach the next major corporate milestone. If the funds

received in any additional financing are not sufficient to meet the Issuer's needs, the Issuer may have to raise additional

capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of

capital is at least partially a function of capital market conditions that are beyond the control of the Issuer. There can

be no assurance that the Issuer will be able to accurately predict the future capital requirements necessary for success

or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute

or otherwise severely impair the value of the Securities.

Any equity securities issued upon conversion of the Securities may be substantially different from other equity

securities offered or issued by the Issuer at the time of conversion.

In the event the Issuer decides to exercise the conversion right, the Issuer will convert the Securities into equity

securities that are materially different from the equity securities being issued to new investors at the time of conversion

in many ways, including, but not limited to, liquidation preferences, dividend rights, or anti-dilution protection.

Additionally, any equity securities issued at the Conversion Price (as defined in the SAFE agreement) shall have only

such preferences, rights, and protections in proportion to the Conversion Price and not in proportion to the price per

share paid by new investors receiving the equity securities. Upon conversion of the Securities, the Issuer may not

provide the holders of such Securities with the same rights, preferences, protections, and other benefits or privileges

provided to other investors of the Issuer.

The forgoing paragraph is only a summary of a portion of the conversion feature of the Securities; it is not intended

to be complete, and is qualified in its entirety by reference to the full text of the SAFE agreement, which is attached

as Exhibit B.

There is no present market for the Securities and we have arbitrarily set the price.

The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with

reference to the general status of the securities market and other relevant factors. The offering price for the Securities

should not be considered an indication of the actual value of the Securities and is not based on our asset value, net

worth, revenues or other established criteria of value. We cannot guarantee that the Securities can be resold at the

offering price or at any other price.

In the event of the dissolution or bankruptcy of the Issuer, Investors will not be treated as debt holders and therefore

are unlikely to recover any proceeds.

In the event of the dissolution or bankruptcy of the Issuer, the holders of the Securities that have not been converted

will be entitled to distributions as described in the Securities. This means that such holders will only receive

distributions once all of the creditors and more senior security holders, including any holders of preferred stock, have

been paid in full. No holders of any of the Securities can be guaranteed any proceeds in the event of the dissolution or

bankruptcy of the Issuer.

While the Securities provide mechanisms whereby holders of the Securities would be entitled to a return of their

purchase amount upon the occurrence of certain events, if the Issuer does not have sufficient cash on hand, this

obligation may not be fulfilled.

Upon the occurrence of certain events, as provided in the Securities, holders of the Securities may be entitled to a

return of the principal amount invested. Despite the contractual provisions in the Securities, this right cannot be

guaranteed if the Issuer does not have sufficient liquid assets on hand. Therefore, potential Investors should not assume

a guaranteed return of their investment amount.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire

investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with

their attorney and business advisor prior to making any investment decision.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY

KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO

HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR

INVESTMENT.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

The Issuer uses AI and big data to find and impact consumers. The Issuer was originally formed as a Florida limited liability company under the name Politech AI LLC on January 22, 2024. The Issuer later converted to a Delaware corporation on November 27, 2024. The Issuer conducts business in Delaware and sells products and services through the internet throughout the United States.

Business Plan

We work with technology companies, campaigns, non-profits to find data, create actionable insights from the data,
and impact consumers with digital outreach. We are a SaaS pricing model that also takes a percentage of certain digital
spend like ads.

We will run like a technology company.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Robert Salvador

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Chief Product Officer, Director at the Issuer; Inception – Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

CEO at a VC backed tech firm. Operations, sales, leadership, product management, finance, legal, compliance, hiring, marketing, digital.

Education

Governor's State University (partial) Interdisciplinary Studies 2018

Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Nicholas Lemus

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Chief Executive Officer, Chief Financial Officer at the Issuer; Inception - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

CEO, CMO at a construction firm. Operations, sales, marketing, business development, digital, ads, compliance, legal.

Education

Governor's State University, Business Administration 2022

Name

Robert Salvador

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Chief Product Officer, Director at the Issuer; Inception – Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

CEO at a VC backed tech firm. Operations, sales, leadership, product management, finance, legal, compliance, hiring, marketing, digital.

Education

Governor's State University (partial) Interdisciplinary Studies 2018

Name

Samuel Sanchez

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Lead Developer, Chief Technology Officer at the Issuer; Inception – Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Senior developer at a VC backed tech company. Engineering, AI/ML, data.

Education

BloomTech, Coding Degree 2023

Name

Nick Kammer

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Data Scientist at the Issuer; Inception –Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Data Scientist at a corporate data firm. Data analytics, modeling, calculations.

Education

Brown University, Mathematical Economics, Massachusetts Institute of Technology, Statistics and Data Science.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 6 employees

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount outstanding	7,950,000
Voting Rights	1 vote per share
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The Issuer may decide to issue more Common Stock which may dilute the Security.
Other Material Terms or information.	

Type of security	2024 Stock Plan
Amount outstanding	0/2,050,000
Voting Rights	None
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The Issuer may increase its reserved number of shares in the pool, which would dilute the Security.
Other Material Terms or information.	

The Company has the following debt outstanding:

The total amount of outstanding debt of the company is $0.00.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Common Stock	7,950,000	$795.00	General Working Capital	November 27, 2024	Section 4(a)(2)
SAFE (Simple Agreement for Future Equity)		$112,309.00	General Working Capital	December 26, 2024	Regulation CF
SAFE (Simple Agreement for Future Equity)			General Working Capital		Regulation CF
SAFE (Simple Agreement for Future Equity)		$20,000.00		June 1, 2025	Regulation CF
SAFE (Simple Agreement for Future Equity)		$5,000.00		June 2, 2025	Regulation CF
SAFE (Simple Agreement for Future Equity)		$150,000.00		October 21, 2025	Regulation CF
SAFE (Simple Agreement for Future Equity)		$700,000.00		December 15, 2025	Regulation CF
SAFE (Simple Agreement for Future Equity)		$400,000.00		December 31, 2025	Regulation CF

Ownership

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
Nicholas Lemus	62.9%
Robert Salvador	31.4%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

Liquidity and Capital Resources

On November 27, 2024 the Company conducted an offering pursuant to Section 4(a)(2) and raised $795.00.

On December 26, 2024 the Company conducted an offering pursuant to Regulation CF and raised $112,309.00.

On the Company conducted an offering pursuant to Regulation CF and raised .

On June 1, 2025 the Company conducted an offering pursuant to Regulation CF and raised $20,000.00.

On June 2, 2025 the Company conducted an offering pursuant to Regulation CF and raised $5,000.00.

On October 21, 2025 the Company conducted an offering pursuant to Regulation CF and raised $150,000.00.

On December 15, 2025 the Company conducted an offering pursuant to Regulation CF and raised $700,000.00.

On December 31, 2025 the Company conducted an offering pursuant to Regulation CF and raised $400,000.00.

The Company does not have any additional sources of capital other than the proceeds from the Regulation CF Offering.

Capital Expenditures and Other Obligations

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

Company Other Transactions

Related Person/Entity	
Relationship to the Company	
Total amount of money involved	
Benefits or compensation received by related person	
Benefits or compensation received by Company	
Description of the transaction	On, June 4, 2024, the company has entered a business relationship with a related entity under common ownership in which the related entity pays the Company $10,000 per month for data insights, outreach, social media posts, webinars, emails, and micro-targeting.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Nicholas Lemus
(Signature)

Nicholas Lemus
(Name)

Chief Executive Officer, Chief Financial Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements

Politech AI, Inc.

Table of Contents

Financial Statements for the Years Ended December 31, 2025

	<u>*Page #*</u>
Balance Sheet - Assets	*3*
Balance Sheet - Liabilities and Member's Equity	*4*
Statement of Income	*5*
Statement of Income Detail - General & Administrative Expenses	*6*
Statement of Cash Flows	*7*
Statement of Retained Earnings	*8*

Politech AI, Inc.

Balance Sheets

	December 31, 2025
ASSETS	
Current Assets	
Cash	$ 831,132
Total Current Assets	831,132
Fixed and Other Assets	
Total Fixed and Other Assets	-
Total Assets	$ 831,132

Politech AI, Inc.

Balance Sheet - Liabilities and Member's Equity

	December 31, 2025
LIABILITIES	
Current Liabilities	
Taxes Payable	53,467
Total Current Liabilities	53,467
Long Term Liabilities	
Total Long Term Liabilities	-
Total Liabilities	$ 53,467
MEMBER'S EQUITY	
Member's Equity	777,665
Total Member's Equity	777,665
Total Liabilities and Member's Equity	$ 831,132

Politech AI, Inc.

Statement of Income

	Year Ended December 31, 2025
Gross Consulting Revenue	$ -
Cost of Sales	-
Gross Profit	$ -
General & Administrative Expenses	502,232
Net Income	$ (502,232)

Politech AI, Inc.

Statement of Income Detail - General & Administrative Expenses

	Year Ended December 31, 2025
Advertising	$ 7,179
Automobile	11,491
Bank Service Charges	187
Dues & Subscriptions	32,499
Insurance	1,302
Meals and Entertainment	35,590
Office Supplies	1,314
Outside Services	197,321
Payroll Expenses	172,960
Postage & Delivery	57
Professional Fees	7,520
Rent	1,456
Telephone Expense	1,434
Travel	31,922
Total General & Administrative Expense	$ 502,232

Politech AI, Inc.

Statement of Cash Flows

	Year Ended December 31, 2025
Cash flows from operating activities	
Net Income	$ (502,232)
Adjustments to reconcile net income to net cash from operating activities	
Asset and liability changes	
Taxes Payable	53,467
Net cash operating activities	$ (448,765)
Cash flows from investing activities	
Net cash investing activities	$ -
Cash flows from financing activities	
Purchase of Capital Stock	$ 1,000
Additional Paid-In Capital	1,278,897
Net cash financing activities	$ 1,279,897
Net change in cash	831,132
Beginning of year cash	(831,132)
End of year cash	$ -

Politech AI, Inc.

Statement of Retained Earnings

	Total Shareholder's Equity
Balance at December 31, 2024	$ -
Net Income	(502,232)
Purchase of Capital Stock	1,000
Additional Paid-In Capital	1,278,897
Balance at December 31, 2025	$ 777,665